Peoples Financial Corporation

Post Office Box 529 • Biloxi, MS 39533-0529 • 228-435-5511
July 30, 2008
Christian Windsor
Special Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:	Peoples Financial Corporation
Form 10-K
Filed March 17, 2008 and Documents Incorporated by Reference
File No. 001-12103
Dear Mr. Windsor:
We are in receipt of your correspondence dated July 21, 2008.
Per your conversation with Lauri Wood, our chief financial officer, on July 29, 2008, we confirm that our response to your comments will be filed on or before August 8, 2008.
Sincerely yours,
Chevis C. Swetman
Chairman, President and CEO
www.thepeoples.com